ZANDARIA VENTURES INC.
                          535 Thurlow Street, Suite 600
                           Vancouver, British Columbia
                                 Canada, V6E 3C2


December 30, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:  Tim Buchmiller, Division of Corporate Finance

Dear Sirs:

Re: Zandaria Ventures Inc. - Registration Statement on Form SB-2 Amendment No. 2 - File No. 333-127389

Further to your letter dated November 4, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Summary, page 5
---------------
1. Please indicate in your "Summary" section whether you will need to raise funds within the next twelve months in order to continue your operations.

         We have added the following disclosure to the "Summary" section:

         We anticipate that our total expenditures over the next 12 months will be approximately $57,600. Accordingly, we will need to raise additional funds over this period to continue operations.

Certain Relationships and Related Transactions, page 13
-------------------------------------------------------
2. Please disclose whether Mr. Cozine repaid the amount advanced to him on the date due.

         We have disclosed that Mr. Cozine has not repaid this amount.

Description of Business, page 15
--------------------------------
3. We note your response to comment 13 in your letter dated October 21, 2005. Please include in your prospectus which indicates why Mr. Cozine holds the claims in trust for the company. Also, disclose whether this is a common procedure and the reasons for such procedure. Describe any materials risks from this arrangement in your "Risk Factors" section or provide us with your analysis as to why you believe no material risks are presented by this arrangement.

         We have revised our disclosure to state the following:

         "These claims have been transferred from the original claim staker, Richard Simpson, to Steven Cozine, our president, who holds them in trust for us. Mr. Cozine holds the mineral claims comprising the Chip property in trust for us. It is a common procedure to have such claims held in trust given the expense that we would incur in registering as a recorded claim holder and as an extraprovincial company in British Columbia.

         If Mr. Cozine becomes bankrupt or transfers the claims to a third party, we may incur significant legal expenses in enforcing our interest in the claims in British Columbia courts.

         The registration of the claims in the name of a trustee does not impact a third party's ability to commence an action against us respecting the Chip property or to seize the claims after obtaining judgment."

         We have also added the following risk factor:

         "BECAUSE WE CANNOT HOLD TITLE TO THE WANAPITEI RIVER PROPERTY UNTIL WE REGISTER AS A CORPORATION IN BRITISH COLUMBIA, WE MAY INCUR SIGNIFICANT LEGAL EXPENSES IN ENFORCING OUR INTEREST IN THE CLAIMS.

         Before we can hold title to the Chip property in our name, we must register as an extra-provincial corporation in British Columbia and apply for a free miner's certificate. We intend to complete this registration process following completion of the second phase of recommended exploration on the property.

         In the meantime, if Steven Cozine, our president and the current registered holder of the claims, who holds them in trust for us, becomes bankrupt or transfers the claims to a third party, we may incur significant legal expenses in enforcing our interest in the claims in British Columbia courts."

Geology Report, page 18
-----------------------
4. Please clarify your disclosure that previous gold, silver and copper was found on the property to indicate which of these minerals were found and whether these findings were economic reserves or trace amounts of those minerals. Please reconcile your disclosure here with your disclosure on page 7 that "[t]he Chip claims do not contain any know bodies of mineralization."

         We have clarified that the mineralization discovered on the Chip property was found in trace amounts.

Plan of Operations, page 20
---------------------------
5. We note your response to comment 18 in your letter dated October 21, 2005. Please add appropriate risk factor disclosure regarding the dilution your investors may face if you conduct future equity offerings.

         We have added the following risk factor:

         "BECAUSE WE INTEND TO FINANCE OUR FUTURE OPERATIONS THROUGH THE SALE OF ADDITIONAL SHARES OF COMMON STOCK IN OUR CAPITAL, SHAREHOLDERS WILL SUFFER DILUTION, LIKELY RESULTING IN A LOSS OF INVESTMENT VALUE.

         In order to complete anticipated exploration on the Chip property, we will need to raise additional capital. The most likely source of future funds will be through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. Such dilution will likely have a negative impact on the value of our stock."

Results  of  Operations  for  the  period  from inception through June 30, 2005,
--------------------------------------------------------------------------------
page 21
--------
6. We note that you have restated your financial statements to reflect the property acquisition costs as an asset based on prior comments 25 and 26 and in accordance with EITF 04-02. Please revise your discussion of the results of operations on page 21 to remove the reference to $2,500 of property acquisition costs in your discussion of your operating expenses.

         We have removed the reference to the mineral property option payment from the "Results of Operations" section.

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------
7. Please refer to prior comments 22, 23 and 24. We note that the audit report included in Amendment 2 to Form SB-2 does not include the changes specified in your responses. Please revise the filing to address the following:

         o Please have your auditor revise its report to identify the statement of stockholders' equity as having been audited.

         o Please also have your auditor revise its report to specifically identify the period for which the statements of operations, stockholders' equity and cash flows are covered by the report. Include specific disclosure of the date of inception.

         o Please have your auditor tell us why its report did not include an explanatory paragraph regarding your ability to continue as a going concern in light of disclosures throughout the filing that your auditor has raised doubt about your ability to continue as a going concern.

         The independent accountant has provided an amended Report of Independent Registered Public Accounting Firm that states that the Statement of Stockholders' Equity has been audited. It also specifically identifies the date of inception and includes an explanatory paragraph regarding the company's ability to continue as a going concern in accordance with Statement of Auditing Standards No. 59.

8. In addition, have your auditor tell us what consideration it has given to revising the audit report date in light of the restatement of the financial statements to properly account for the mineral property costs. Refer to AICPA Auditing Standards Section 561.06.a.

         As required by AICPA Auditing Standards Section 561.06a, the auditor has revised its audit report date in respect of the restatements described in Note 7 to the financial statements.

Financial Statements
--------------------
9. We note that in Amendment 2 to Form SB-2 you have removed your March 31, 2005 audited financial statements. Please revise the filing to include your audited financial statements as of March 31, 2005 as required by Item 310(a) of Regulation S-B. Please note that your revised filing should also continue to include unaudited interim financial statements as of a date within 135 days of the filing of your amendment as required by Item 310(b) of Regulation S-B.

         Our revised registration statement on Form SB-2 includes our audited financial statements for the period ended March 31, 2005, as well as interim financial statements for the period ended September 30, 2005.

10. We note that you restated your March 31, 2005 financial statements to capitalize mineral property costs in accordance with EITF 04-02. To the extent you restate previously issued financial statements, you should revise the filing to label the financial statements as restated as appropriate and also to include a footnote in the financial statements that discusses the restatement and provides the disclosures required by paragraph 37 of APB 20. Please revise the filing to comply.

         As required by paragraph 37 of APB 20, we have revised the label of the financial statements as "Restated" and provided disclosure of the restatements in Note 7 to the financial statements.

Statement of Cash Flows
-----------------------
11. Please refer to prior comment 26. We note that you reflect the full amount of the mineral claim as a tangible asset on the balance sheet as of June 30, 2005 with a corresponding liability for the remaining amount to be paid. In your statement of cash flows, you show cumulative cash used for investing activities of $20,000 for the acquisition of mineral property. However, to date you have only paid $2,500. We believe the remaining $17,500 should be disclosed as a non-cash investing activity. As such, please revise your statement of cash flows to remove the effects of the $17,500 from the operating cash flows section. Please insert a supplemental disclosure of non-cash investing and financing activities relating to the $17,500 of unpaid amounts relating to the mineral property asset right. Refer to paragraph 32 of SFAS 95.

         As required by paragraph 32 of SFAS 95, we have revised the statement of cash flows to remove the effects of $17,500 accrued in relation to the acquisition of the mineral property. We have provided supplemental disclosure of non-cash investing activities on the statement of cash flows and in Note 3 to the financial statements.

Note 2 - Significant Accounting Policies
----------------------------------------
Mineral Property Costs
----------------------
12. Please revise this note to disclose the proper accounting policy for the mineral property costs. It appears that you have not updated this disclosure for the change in accounting resulting from prior comment 25.

         We have revised Note 2 - Significant Accounting Policies to property reflect our accounting policy for mineral property costs.

Note 3 - Mineral Property
-------------------------
13. We note your response to comment 27 in your letter dated October 21, 2005. Your disclosure in Note 3, however, continues to disagree with the date of the agreement (April 5, 2005) filed as an exhibit to your registration statement. Please reconcile.

         We have revised the agreement date disclosed in Note 3.

14. We note from your disclosures on page 16 that the initial payment of $2,500 was made on April 15, 2005, subsequent to your fiscal year end. However, we note from your audited financial statements as previously filed that you reflected the $2,500 in your March 31, 2005 financial statements. Please tell us why you believe it is appropriate to record this transaction as of March 31, 2005. Alternatively, revise your March 31, 2005 financial statements to remove the effects of the acquisition of the mineral property rights.

         Our  disclosure  on page 16 indicated  that we made the $2,500 by April
         15, 2005, the payment agreement in the deadline. The payment was actually made on March 29, 2005. We have revised our disclosure in the registration statement to indicate the actual date of payment.

15. Please revise this note to clarify for the reader that a liability of $17,500 relating to this mineral property purchase is included in accounts payable and accrued liabilities as of June 30, 2005.

         We have revised Note 3 to indicate that we incurred a $17,500 liability in respect of the acquisition of the Chip property and have included this in accounts payable and accrued liabilities.

Exhibit 5.1 - Legality Opinion
------------------------------
16. We note your response to comment 30 in your letter dated October 21, 2005, but counsel has not properly consented to being named in the prospectus. Please file an opinion that obtains such consent.

         We have filed an updated opinion that includes the requested consent.

         Yours truly,

         /s/ Steven Cozine

         Zandaria Ventures Inc.
         Steven Cozine, President